UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-03016

Wisconsin Public Service Corporation
(Exact name of registrant as specified in its charter)

700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(800) 450-7260
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock, Par Value $100 Per Share, 5% Series
Preferred Stock, Par Value $100 Per Share, 5.04% Series
Preferred Stock, Par Value $100 Per Share, 5.08% Series
Preferred Stock, Par Value $100 Per Share, 6.76% Series
Preferred Stock, Par Value $100 Per Share, 6.88% Series
(Title of each class of securities covered by this Form)

Senior Notes, 6.08% Series Due December 1, 2028
Senior Notes, 5.55% Series Due December 1, 2036
Senior Notes, 5.65% Series Due November 1, 2017
Senior Notes, 3.671% Series Due December 1, 2042
Senior Notes, 4.752% Series Due November 1, 2044
Senior Notes, 1.65% Series Due December 4, 2018
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12g-3(b)(1)(i)	☐
Rule 12g-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:               None

Pursuant to the requirements of the Securities Exchange Act of 1934, Wisconsin Public Service Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Wisconsin Public Service Corporation

Date:	December 18, 2015	By:	/s/ Scott J. Lauber
Name: Scott J. Lauber
Title: Vice President and Treasurer